                                                                    EXHIBIT 99.2

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                            TOWER SEMICONDUCTOR LTD.

                               SEPTEMBER 28, 2006

                           PLEASE SIGN, DATE AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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                                                        THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2-7
                          PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

                                                                                                                                           FOR    AGAINST   ABSTAIN
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1.  Election of  Directors:  TO ELECT Mr. Udi  Hillman,  Dr. Eli Harari,   2.  TO APPOINT  Mr. Udi  Hillman as Chairman of the Board of    [_]        [_]      [_]
    Mr. Miin Wu, Mr. Melvin L.  Keating,  Mr. Yossi Rosen,  Mr.  Russell       Directors of the Company.
    Ellwanger  and  Mr.  Kalman  Kaufman  as  members  of the  Board  of
    Directors of the Company.                                              --------------------------------------------------------------------------------------------------
                                    NOMINEES:                              3.  TO APPROVE the  appointment  of Brightman  Almagor & Co.    [_]        [_]      [_]
____  FOR ALL NOMINEES              __ Mr. Udi Hillman                         as the independent  public accountant of the Company for
                                    __ Dr. Eli Harari                          the 2006 and 2007 fiscal years.
____  WITHHOLD AUTHORITY            __ Mr. Miin Wu                         4.  TO  INCREASE  the  number of the  Company's  authorized     [_]        [_]      [_]
       FOR ALL NOMINEES             __ Mr. Melvin L. Keating                   ordinary  shares to 800,000,000  and  authorized  share
                                    __ Mr. Yossi Rosen                         capital to NIS 800,000,000
____  FOR ALL EXCEPT                __ Mr. Russell Ellwanger               5.  TO  GRANT  to  the  Company's  chief  executive  officer    [_]        [_]      [_]
      (see instructions below)      __ Mr. Kalman Kaufman                      options to  purchase  shares,  such that,  in total,  he
                                                                               will hold options to purchase  shares that  represent 4%
                                                                               of  the  Company's  issued  share  capital  on  a  fully
                                                                               diluted basis until May 16, 2008.

INSTRUCTION:  To withhold authority to vote for any individual             6.  TO  DESIGNATE  1,000,000  options  under the  Employee      [_]        [_]      [_]
nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each          Share Option Plan 2005, as Incentive Stock Options
nominee you wish to withhold, as shown here:    o

                                                                           7. TO APPROVE  the (i)  conversion  of $158  million in debt    [_]        [_]      [_]
                                                                              under the Company's  credit facility  agreement with Bank
                                                                              Hapoalim and Bank  Leumi-Le-Israel  into equity,  and the
                                                                              amendment  to the  Credit  Facility;  (ii)  $100  million
                                                                              investment  by  Israel   Corporation   Ltd.;   and  (iii)
                                                                              issuance of Company's  securities in connection  with (i)
                                                                              and (ii) above.

                                                                           Do you have a "Personal  Interest"  (as defined) with respect
                                                                           to the subject matter of Proposal 7?                                  YES                NO
                                                                           (Please  note:  if you don not  mark  either  YES or NO your          [_]                [_]
                                                                           shares will not be voted on Proposal 7)

To change the address on your account,  please check the box at right and indicate  your new address in the address  space above.  Please note that  For the purposes of this Proxy Card, a "Personal Interest" of a shareholder in the approval of changes to the  registered  name(s) on the account  may not be  submitted  an act or a transaction of the Company, (i) includes the personal interest of any members of
via this method.                                                           his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any  body corporate.

Signature of Shareholder: ______________   Date:_______                    Signature of Shareholder: ______________   Date:_______

 NOTE:  Please sign exactly as the name or names appear on this proxy.  When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                            TOWER SEMICONDUCTOR LTD.

           FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                   TO BE HELD ON THURSDAY, SEPTEMBER 28, 2006

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Oren Shirazi and Nati Somekh Gilboa of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary
Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company to be
held at the offices of the Company located at Hamada Avenue, Ramat Gavriel
Industrial Park, Migdal Haemek, Israel, on Thursday, September 28, 2006 at 9:00
a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and
Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER
DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS
PROXY WILL BE VOTED FOR PROPOSALS 2 THROUGH 6 BUT WILL NOT BE VOTED WITH RESPECT
TO PROPOSAL 7. IN ORDER FOR YOUR VOTE TO BE COUNTED WITH RESPECT TO PROPOSALS 7,
YOU MUST, IN ADDITION TO CASTING YOUR VOTE, INDICATE WHETHER YOU HAVE A
"PERSONAL INTEREST" IN SUCH PROPOSAL BY MARKING EITHER YES OR NO IN THE BOXES
PROVIDED.

Beneficial owners who hold their shares through members of the Tel Aviv Stock
Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the
Israel Companies Regulations (Proof of Ownership for Voting in General
Meetings)--2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel
Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)